Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC California Municipal Money Market Fund and Dreyfus BASIC Massachusetts Municipal Money Market Fund, each a series of The Dreyfus/Laurel Tax-Free Municipal Fund (the "Trust"), (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Ac
t of 1940 (the Act) as of June 30, 2008.  Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of
June 30, 2008 and with respect to agreement of security purchases and sales, for period from May 31, 2008 (the date of our last examination) through June 30, 2008:
1. 	Examination of Mellon Bank N.A.'s (the Custodian") security
position reconciliations for all securities held by sub custodians and in book entry form without prior notice to management;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3. 	Inspection of documentation of other securities held in
safekeeping by Custodian but not included in 1) and 2) above without prior notice to management;
4. 	Reconciliation between the Funds' accounting records and the custodian's records as of June 30, 2008 and verified reconciling items;
5.	Confirmation of pending purchases for the Funds as of
June 30, 2008 with brokers, and where responses were not received, an inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sales activity for the Funds as of
June 30, 2008 to documentation of corresponding subsequent cash receipts;
7..	Agreement of Trust's trade tickets for two purchases and
two sales or maturities for the period May 31, 2008 (the date of our last examination) through June 30, 2008, to the books and records of the Funds noting that they had been accurately
recorded and subsequently settled;
8..	We reviewed Mellon Global Securities Services Report on
Controls Placed in Operation and Tests of Operating Effectiveness
("SAS 70 Report") for the period January 1, 2007 through
December 31, 2007 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9..	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section IV Control Objectives, Controls, and Tests of Operating Effectiveness of the
SAS 70 Report, have remained in operation and functioned adequately from January 1, 2008 through June 30, 2008. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP
New York, New York
September 26, 2008




September 26, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC California Municipal Money Market Fund and Dreyfus BASIC Massachusetts Municipal Money Market
Fund, each a series of The Dreyfus/Laurel Tax-Free
Municipal Funds, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2008 and from May 31, 2008 through June 30, 2008. Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008 and from May 31, 2008 through June 30, 2008 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds

Jim Windels
Treasurer